UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For July 23, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

HARMONY DELIVERS OPERATIONAL EXCELLENCE – EXCEEDS ANNUAL PRODUCTION GUIDANCE

Johannesburg. Monday, 23 July 2018. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) is pleased to announce that it has exceeded annual FY18 production guidance by 4%. Operational highlights include:

●
Production guidance achieved – third consecutive year

Gold production of 1.228 million ounces achieved, exceeding annual production guidance of 1.18 million ounces. The South African operations recorded a 14% increase in gold production of which Moab Khotsong produced 105 900 ounces (contributing 10% of the increase in SA gold production) for the four months the operation has been included in Harmony’s asset portfolio

●
8% increase in underground recovered grade – sixth consecutive year of increasing grade

Underground recovered grade of 5.48g/t achieved in FY18

●
Costs well contained

All-in sustaining cost is expected to be below guidance of R520 000/kg

“We are extremely proud of our production performance. We recognise that safety requires increased attention and we are committed to continue driving a culture of safety. Safety, costs and production are the only variables that we can control and we will build on the momentum achieved in FY18” said Peter Steenkamp, chief executive officer of Harmony.

The US$200 million bridge facility raised for the Moab Khotsong transaction has been fully repaid utilising available cash resources and the proceeds received from the share placement.

Harmony’s successful hedging strategy continues to lock in attractive margins. For details of the hedging programme in place at 30 June 2018 and a presentation supporting this release, please refer to https://www.harmony.co.za/invest/presentations/2018.

Annual operating and financial results for the year ended 30 June 2018 will be announced on Tuesday 21 August 2018.

ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27(0)71 607 1498

Marian van der Walt

Executive: Investor Relations

+27(0)82 888 1242 (mobile)

Johannesburg, South Africa
23 July 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: July 23, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director